State of Delaware
Secretary of State
Division of Corporations
Delivered 05:13 PM 11/18/2020
FILED 05:13 PM 11/18/2020
SR 20208440727 - File Number 2405411

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of

VERUS INTERNATIONAL, INC.

resolutions were duly adopted setting forth proposed amendments of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article IV, Section 4.2 thereof numbered so that, as amended, said Article shall be and read as follows:

Section 4.2 Reverse Stock Split. Upon the filing and effectiveness (the "Effective Time") pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each five hundred (500) shares of Common Stock issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the "Reverse Stock Split"). In addition, the Reverse Stock Split will not affect any stockholder's proportionate voting power (subject to the treatment of fractional shares). Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation's transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder's Old Certificates, in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the OTC Markets as of the date of the Effective Time, by (b) the fraction of one share owned by the stockholder. Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented

by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above."

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article VI, Section 6.1, Limitation of Liability, thereof numbered so that, as amended, said Article shall be and read as follows:

6.1 Forum Selection. With the exception of actions to enforce a duty or liability arising from Sections 27 of the Exchange Act, which may be brought in either state or federal court pursuant to Section 22 of the Exchange Act, any or all other internal corporate claims shall be brought solely and exclusively in any or all of the courts in the State of Delaware, and no provision of this certificate of incorporation or the bylaws may prohibit bringing such claims in the courts of Delaware. "Internal corporate claims" means claims, including claims in the right of the corporation, excepting those brought pursuant to Section 27 of the Exchange Act: (i) that are based upon a violation of a duty by a current or former director or officer or stockholder in such capacity, or (ii) as to which this title confers jurisdiction upon the Delaware Court of Chancery.

The adoption of Section 115 does not apply to all suits brought to enforce any duty or liability created by the Exchange Act, or the rules or regulations thereunder. All suits arising under the Exchange Act are subject to the exclusive jurisdiction of the federal courts pursuant to Section 27 of the Exchange Act (15 U.S. Code § 78aa - Jurisdiction of offenses and suits), which provides that Federal courts have the sole authority to adjudicate all suits in equity and actions at law brought to enforce any liability or duty under that subchapter, including suits arising from the Exchange Act, or the rules and regulations thereunder. All such suits must only be filed in the federal courts, and are not subject to the Company's adoption of Section 115 of the Delaware General Corporation Law.

All suits brought to enforce any duty or liability created by the Securities Act, or the rules and regulations thereunder, are subject to the concurrent jurisdiction of federal and state courts pursuant to Section 22 of the Securities Act (15 U.S. Code § 77v - Jurisdiction of offenses and suits), which provides that the courts of the United States, concurrent with any State or territorial courts, shall have jurisdiction of all suits in equity and actions at law brought to enforce any liability or duty created under that subchapter, including the Securities Act and the rules and regulations promulgated by the Commission in respect thereto. Therefore, any suits arising under the Securities Act may be filed in either a state court, federal court or the court of any U.S. Territory. Insofar as federal, state and territorial courts have concurrent jurisdiction over claims to enforce a duty or liability under the Securities Act, it is uncertain that the Company's adoption of Section 115 of the Delaware General Corporation Law would preclude claims filed in a state or territorial court other than in Delaware.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware

at which meeting the necessary number of shares as required by statute were voted in favor of the amendments.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 18th day of November, 2020.

By: ______________________

Authorized Officer
Title: Chief Executive Officer

Name: ANSHU BHATNAGAR